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                                                                    EXHIBIT 8.1

                      [O'MELVENY & MYERS LLP LETTERHEAD]

                                     June
                                      6th
                                    1 9 9 7

(213) 669-6467                                                      515,233-004
                                                                     786702.V1

Logicon, Inc.
3701 Skypark Drive
Torrance, California 90505

    RE: PROPOSED MERGER OF NG ACQUISITION, INC.
           WITH AND INTO LOGICON, INC.

Dear Sir or Madam:

  You have requested our opinion concerning certain of the Federal income tax consequences of the proposed statutory merger (the "Merger") of NG Acquisition, Inc. ("Acquisition Subsidiary"), a Delaware corporation and wholly owned subsidiary of Northrop Grumman Corporation, a Delaware corporation ("Northrop"), with and into Logicon, Inc., a Delaware corporation ("Logicon").

  In connection with this opinion, we have examined such documents and matters of law and fact as we have considered appropriate, including the Agreement and Plan of Merger, dated as of May 4, 1997 (the "Agreement"), and the Registration Statement of Northrop on Form S-4, to be filed on or about June 6, 1997 with the Securities and Exchange Commission, and with your consent have relied (without any independent investigation on our part) on the representations contained in the certificates of Logicon and Northrop which are attached to the Agreement as Exhibits B-1 and B-2, respectively.

  Pursuant to the Agreement and for good and persuasive business reasons, Acquisition Subsidiary, at the effective time of the Merger, will be merged, in accordance with applicable state law, with and into Logicon, which will continue as the surviving corporation. As a result of the Merger, (i) Acquisition Subsidiary's separate corporate existence will cease, and Logicon will hold substantially all of Logicon's assets and business, and substantially all of the assets of Acquisition Subsidiary; (ii) each share of Logicon Common Stock will be converted, pursuant to the formula set forth in the Agreement, into a fraction of a share of Northrop Common Stock; and (iii) Logicon will become a wholly owned subsidiary of Northrop. No fractional interests will be issued to Logicon stockholders; instead, cash will be paid in lieu of such fractional interests based on the value of Northrop Common Stock as determined pursuant to the Agreement.

  Based upon the aforementioned facts and representations, and our review and analysis of the current state of the law, it is our opinion that if the Agreement is carried out in accordance with its terms:

    1. The Merger will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986 (the "Code"), and Northrop, Logicon and Acquisition Subsidiary will each be a party to the reorganization within the meaning of section 368(b) of the Code;
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    2. No gain or loss will be recognized by the holders of shares of Logicon
  Common Stock ("Shares") upon the receipt of shares of Northrop Common Stock in exchange for such Shares, except that a stockholder who receives cash in lieu of a fractional share interest in Northrop Common Stock will recognize gain or loss equal to the difference between such cash and the basis allocated to the fractional share interest;

    3. The basis of the shares of Northrop Common Stock received by a holder of Shares (including any fractional share interest treated as received) will be the same as the basis of the Shares exchanged therefor; and

    4. The holding period of the shares of Northrop Common Stock received by a holder of Shares (including any fractional share interest treated as received) will include the holding period of the Shares exchanged therefor, provided the Shares were held as a capital asset at the effective time of the Merger.

  This opinion is based on current authorities and upon facts and assumptions as of this date. It is subject to change in the event of a change in the applicable law or a change in the interpretation of such law by the courts or by the Internal Revenue Service. There can be no assurance that legislative or administrative changes or court decisions will not be forthcoming that would significantly modify this opinion. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion has no binding effect or official status, and accordingly no assurance can be given that the positions set forth herein will be sustained by a court, if contested. No ruling will be obtained from the Internal Revenue Service with respect to the Merger.

  This opinion is furnished by us as counsel for Logicon pursuant to Section 5.2(d) of the Agreement.

                                          Respectfully submitted,

                                          O'MELVENY & MYERS LLP

  We consent to the inclusion of this opinion as an exhibit to the Registration Statement referred to above, and to the reference to the undersigned therein.

                                          O'MELVENY & MYERS LLP